May 23, 2014

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:	Flaherty & Crumrine Preferred Income Fund Incorporated (PFD) (SEC File No. 811-06179)
Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated (PFO) (SEC File No. 811-06495)
Flaherty & Crumrine Preferred Securities Income Fund Incorporated (FFC) (SEC File No. 811-21129)
Flaherty & Crumrine Total Return Fund Incorporated (FLC) (SEC File No. 811-21380)
Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (DFP)
(SEC File No. 811-22762) (together, the “Funds”)

Dear Ms. DiAngelo:

This is in response to your oral comments to Eric Chadwick and Chad Conwell in a telephone conference on April 29, 2014 regarding the examinations of the public filings of the Funds, in particular the annual reports filed on Form N-CSR for the year ended November 30, 2013. As requested, we have restated your comment in italics.

In connection with the Commission Staff’s review of the Funds’ filings, each Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the Staff:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Flaherty & Crumrine Funds
301 E. Colorado Blvd., Suite 720
Pasadena, California 91101
(626) 795-7300 www.preferredincome.com www.fcclaymore.com

Christina DiAngelo

U.S. Securities and Exchange Commission

May 23, 2014

Annual Report, Audit Opinion. The name of the audit firm was omitted from the audit opinion included in DFP’s annual report. The N-CSR filing should be amended to include the audit firm, and should include updated certifications.

Response:

We will amend the N-CSR filing for DFP to include the name of the audit firm, KPMG LLP, in the opinion, and update the certifications at the time of filing.

Form N-CSR, Items 4(c) and 4(d). Include detail about the nature of services provided for the disclosed tax fees.

Response:

In 2013, the nature of the services comprising the tax fees included the preparation and review of the registrant’s federal and state tax returns, excise tax returns, and tax distribution requirements. For DFP, the services provided in response to Item 4(d) were in connection with its formation, seed audit and initial public offering of shares. We will add this disclosure when we amend the N-CSR filing for DFP. We will include additional disclosure regarding the nature of services provided for Items 4(c) and 4(d) in future filings to the extent it is applicable.

Form N-CSR, Item 4(e)(2). The percentage of services that were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X should be zero.

Response:

All of the services described in paragraphs (b) through (d) of Item 4 were pre-approved by the registrant’s audit committee. Therefore the percentages in Item 4(e)(2) should have been zero. We will correct this percentage when we amend the N-CSR filing for DFP. We will continue to review this item in future filings and include the correct percentage for the services described in these paragraphs.

DFP Annual Report, Note 5. Compare the unrealized depreciation disclosure in Note 5 to the unrealized depreciation disclosure in the “components of distributable earnings” table in Note 2 and explain why these numbers are the same.

Response:

The unrealized depreciation included in Note 5 was incorrectly reported as the “net” of both unrealized appreciation and depreciation, rather than the “gross” amount of unrealized depreciation. The correct “gross” unrealized depreciation in Note 5 should have been $(23,065,930). The disclosed “Net Unrealized Appreciation/(Depreciation)” in Note 2 was reported correctly. We will correct the gross unrealized depreciation in Note 5 when we amend the N-CSR filing for DFP.

Christina DiAngelo

U.S. Securities and Exchange Commission

May 23, 2014

Annual Report, Fair Value Measurements. The fair value measurements disclosure should, to the extent the portfolio includes corporate debt securities with measurements outside of Level 1, include additional industry classifications within the Corporate Debt Securities category of the table.

Response:

In future reports, we will include additional industry classifications within the Corporate Debt Securities category to the extent these securities are measured outside of Level 1.

Annual Report, Fair Value Measurements. In FLC, the fair value measurements disclosure should include the reasons for transfers between different input levels.

Response:

It is our standard practice to include the reasons for transfers between different input levels when transfers have taken place during the reporting period. This information was inadvertently omitted in FLC’s annual report. In future reports, we will include the reasons for transfers between different input levels if applicable.

Annual Report, Note 8 – Committed Financing Agreement (“CFA”). Disclose the name of the CFA counterparty, and include disclosure regarding the amount of the fee received in connection with rehypothecated securities retained by the Funds.

Response:

In future reports, we will disclose the name of the CFA counterparty. We will also include disclosure regarding the nature of the agreement on rehypothecation and the amount of the fee retained by the Funds.

Annual Report, Portfolio of Investments. In the listing of investments in money market funds, include the class of shares owned in each listed fund.

Response:

In future reports, we will include the class of shares owned in each money market fund investment, if applicable.

*  *  *  *  *

Christina DiAngelo

U.S. Securities and Exchange Commission

May 23, 2014

We hope that the staff finds the foregoing response adequately addresses its comments. If you would like to discuss the matter addressed in this letter, or if you have any additional comments or questions, please feel free to contact Eric Chadwick or Chad Conwell of this office at 626-795-7300.

Sincerely,

/s/ Donald F. Crumrine

Donald F. Crumrine

Chairman of the Board of Directors and Chief Executive Officer

cc:	Directors of the Flaherty & Crumrine Funds